July 14th, 2022

Update of the Schedule A of FORM SBSE-A in order to:

- Include Mr. German de la Fuente as Principal. New member of the Banco Santander S.A. Board of Directors.
- Withdrawal of Mr. Alvaro Cardoso de Souza as Principal.
- Withdrawal of Mr. Ramon Martin Chavez as Principal.